    

Academy of Universal Global Peace USA

141 Bucks Mill Road, Colts Neck, NJ 07722 Web: www.augpusa.org www.unugp.education

CHARTER OF TRIBAL NATIONS

GLOBAL PEACE INITIATIVE 2021

ACADEMY OF UNIVERSAL GLOBAL PEACE USA building and empowering people to adapt a **PEACE LOVING, PEACE LIVING AND PEACE TRANSFORMING** lifestyle, one people with one initiative under one God.

These here Articles of agreement do hereby initiate this **GLOBAL PEACE INITIATIVE** made and entered into by **FOUNDER/CHAIRMAN HIS EMINENCE MOST REV. DR. MADHU KRISHAN** and **CHIEF GOVERNOR HIS EXCELLENCY REV. DR. KIWI KALLOO** Commissioners and Heads of the World Governing Council of the **ACADEMY OF UNIVERSAL GLOBAL PEACE USA**, for and on behalf of **AUGP-USA, UNITED NATIONS UNIVERSITY FOR GLOBAL PEACE USA, ONE NATION CHAPEL, NATIONS UNITED FOR PEACE, GLOBAL APOSTOLIC DIOCESE USA, and THE AMERICAN UNIVERSITY FOR GLOBAL PEACE USA** with legal address at 141 Bucks Mill Road, Colts Neck, NJ 07722 of the one part and:

Tribal Nation: **Sovereign Aniyunwiya Nation**
Dossier Number/ID: **1928-2018-1023-008A/RF151-948596**
Represented by: **Chief Meskwaki "Black Wolf" Yavapai El**
Physical address at: **2501 Mastin Lake Rd NW Suite 3563 Huntsville, AL 35810 USA**
Of the other part,



AUGPUSA/CTN/GPI-00003

Registration Number
09/01/2021

Chief Meskwaki "Black Wolf" Yavapai El

AUGP-USA _____   1   NATION _____

    
Origin of Tribe:

Anichocogee: Anichatahatan of the Owa Chito (Aniyunwiya): Affiliations (Choctaw, Ojibwe, Algonquian, Chicasaw, Arawak and Taino & etc)

Ethnicity:

American Indian & Alaska Native / Muur (Moors) - Refer to: SF 181

Demography:

Al Kalmar Union 11.3 Million Virginia (Powhatan Land), Alibamu (Alabama USA)

Geographic Origin:

Americas, Turtle Island, Pre Colombian

Geographic Location:

Indigenous Native American Institute for Law & Science 34.5989333 N ; -86.9970 W (Alabama USA)

*AUGP-USA is Registered Under UNITED NATIONS Regd. No-**UNGC 10478** & Under UNITED NATIONS INTERNATIONAL COMMISSION OF DIPLOMATIC RELATIONS, HUMAN RIGHTS & PEACE, Regd. No. **IHO – 180892016GS** & Under USA FEDERAL GOVERNMENT Regd. No – **CCR TPIN 55496396** & Under International Accreditation Org. IAO – USA & Under EUROPEAN PARLIAMENT/UNION, Regd. No.**75631606006-26** & Under AMERICAN DIPLOMATIC MISSION for International Relations Intergovernmental Organization & DIPLOMATIC MISSION for Peace & Prosperity – EUROPE & BALKAN NATIONS & LOGOS UNIVERSITY, USA; OXFORD HIGHER ACADEMY, UK, Vox Dei AMERICAN UNIVERSITY; An **ISO 9001:2008**, Certified & Accredited By UK. We are Registered/Affiliated with. The UNITED NATIONS Academic Impact, UNITED NATIONS (DESA), UNITED NATIONS Global Compact & EUROPEAN COMMISSION & INTERNATIONAL BLUE CROSS UK (As International / Global Organization; Institution & Academy) WORLD PEACE ORGANIZATION (USA) WORLD PARLIAMENT for Peace & Security (USA). Registered Under Federal Govt. Of USA, Regd. No.**010104001** & Registered Under USA /IRS No. **82777778/CP575** SA. AUGPUSA is Affiliated to (UNUGP) UNITED NATIONS UNIVERSITY FOR GLOBAL PEACE USA, (AUGP) ACADEMY OF UNIVERSAL GLOBAL PEACE, THE AMERICAN UNIVERSITY FOR GLOBAL PEACE USA, (SNYCF) STATE OF NEW YORK CHAPLAIN FEDERATION.*

UNUGP is a global Think tank with a primary focus of helping scholars of diverse fields carry out academic research, doctoral research, also into Peace and Conflict studies and build diverse competencies applicable to peace activists worldwide. It's Headquarter is in New Jersey, supported by a panel of Experts and Advisors, having its branches in 120 countries. We are legally incorporated by The Government of USA with Registration No. 6815639 8100,SR # 20184990447, duly Apostille by The Government Secretary Of STATE ,vide No: 202828726, USA Government Authentication No. 202828725 By The Secretary Of State ,USA Government & and also have

AUGP-USA _____   2   NATION _____

    

Academy of Universal Global Peace USA

141 Bucks Mill Road, Colts Neck, NJ 07722 Web: www.augpusa.org www.unugp.education

federal Government Of USA income tax exemption under section 501(c) (3) with EIN under FEDERAL INCOME TAX registration number 20351 63491 & affiliated to and sponsored by the Academy of Universal Global Peace USA, an affiliate of The American Diplomatic Mission of International Relations-Intergovernmental Organization. We are also affiliated to UNILOGOS accredited by ASIC UK and Amity college Florida. Our degrees are recognized by Azteca University Mexico for dual degree purposes.

ARTICLE I

a. *That the contracting parties do hereby give consent to adhere to the adapted Principles of GLOBAL PEACE BUILDING as proclaimed by AUGP-USA and do solemnly and sincerely contract with a binding agreement to ESTABLISH GLOBAL PEACE utilizing the prescribed methodology proposed by AUGP-USA.*

b. *Utilizing all required resources of the Parties without restrictions or limitations in full collaboration and cooperation, shall build upon the same to eradicate World Hunger to bring to an end, all wars and endeavors and ambitions of wars.*

ARTICLE II

a. *That a perpetual peace and friendship shall from henceforth take place, and subsist between the contracting parties aforesaid, through all succeeding generations:*

b. *Neither of the parties are shall engaged in any form of violence with any other Nation or Nations, that then each shall assist the other in due proportion to their abilities, in a Global Peace Building effort to Unite the Nations of the Whole World:*

c. *To form ALLIANCES the Parties do hereby stipulate and agree to give free and safe passage through their country and various territories, whereas all members of the alliance shall be afforded all rights and privileges to conduct legal business and free Trade in an effort to build relations and grow the economies of the alliance.*

ARTICLE III

AUGP-USA _____   3   NATION _____



a. And whereas **AUGP-USA**, are engaged in a just and necessary **GLOBAL PEACE INITIATIVE**, in defense and support of life, liberty and independence, against the evils of this world and therefore, agree and join in this great alliance of Nations to eradicate and disseminate all forms of wars and conflict, thus creating a state of **MUTUAL HARMONY, ABSTINENCE FROM HOSTILITY, ANTAGONISM AND VIOLENCE, CREATING AN ATMOSPHERE OF LOVE, APPRECIATION AND RESPECT** mutually.

b. To allow the Parties to intermingle local and foreign mergers for the purpose of allowing the 17 sustainable development goals of the **UNITED NATIONS** to take root and to build peaceful Nations.

c. To form an alliance of Love, Harmony and Unity to dissolve and bring to an end, all forms of Discrimination among the people of the World.

ARTICLE IV

a. For the better security of the peace and friendship now entered into by the contracting parties against all infractions of the same by the citizens of either party to the prejudice of the other neither party shall proceed to the infliction or supporting of violence on the citizens of any Nation or Country regardless of language, color, religion or culture.

b. As a matter of permanent Peace solution, the parties agree to the resolve of fixing what is broken, build bridges where none exist and to appoint representatives on either side to monitor and make recommendations where necessary so as to form long lasting relationships, putting solid structure in place.

c. Disharmony and conflict begin in the minds of men and therefore this initiative makes a resolve to begin to work together in Harmony to change the mindset of violence to that of **PEACE LOVING, PEACE LIVING AND PEACE TRANSFORMING**.

ARTICLE V

a. The foundation for this **GLOBAL PEACE INITIATIVE** is that Peace must be built upon the intellectual and moral solidarity of Humanity. **AUGP-USA** develops educational tools thus utilizing the sciences and technology to help people to live free of hate and intolerance promoting cultural heritage and equal dignity of all cultures and to strengthen bonds for GLOBAL PEACE among Nations.

AUGP-USA _____   4   NATION _____


b. The purpose of the Initiative is to promote and teach **SELF-CONTROL, SERVICE TO HUMANITY, FAIRNESS TO ALL PEOPLE, GENEROSITY TO ALL PEOPLE ALIKE, FORGIVENESS TO OUR FELLOW MEN AND HUMILITY** before the people that we represent and those that we encounter for the first time.

c. Understanding that this new bond of friendship will afford us the opportunity to exercise restraint of one's feelings and actions, allowing us the opportunity to do something, be free from bias and injustice, giving liberally, releasing grudges and hurts by letting go and esteeming others above self.

d. This resolve is to restore Harmony from a state of conflict by responding with love. Building a relationship where there is none, replacing hate with love and replacing conflicts with resolution and resolve. **"LOVE HAS NO ENEMY AND HATE HAS NO PLACE IN LOVE" Dr. Kiwi Kalloo**

ARTICLE VI

a. The purpose of this contract is to create and build a bond of friendship between Nations who shall abide by the same and agreed on between the contracting parties should it for the future be found conducive for the mutual interests of both parties to invite any other tribes who have been friends to the interests of this **GLOBAL PEACE INITIATIVE** to join the present charter and to form a friendship of Nation.

b. The contents set forth in this document is in compliance and alignment with the **UNITED NATIONS 17 SUSTAINABLE DEVELOPMENT GOALS and AUGP-USA** stands firm as a Global Peace Builder with over 130 Countries of the World.

c. From past more than 3 decades, **AUGP-USA** along with it's All Sister Concerns are engaged through Educational programs, Seminars, Worships, etc. to Stop - War, Terrorism, Drugs, Human trafficking, Organized Crimes, Human rights violations, etc. & thereby Establishing Global Peace in more than 130 Countries through its branches.

ARTICLE VII

I. The parties undertake to jointly work together to achieve the following: Promotion of GLOBAL PEACE – through participation by **SOVEREIGN ANIYUNWIYA NATION** and AUGPUSA's affiliations and partners across the Globe will take the message of Global Peace to every people and every Nation of the world.

AUGP-USA _____   5   NATION _____

    
II. *Materializing of affiliated opportunities made available to **SOVEREIGN ANIYUNWIYA NATION** made and offered by AUGP using its resources and programs arrangements AUGPUSA has with its strategic partners for Global Peace Building.*

III. *AUGPUSA will engage in performing Training in the areas of Global Peace, Human development, Outreach programs, AUGPUSA Chaplain Program, Disaster Management, Leadership and AUGPUSA Peace Ambassadors. Applying the AUGPUSA knowledge and skills in Training and raising up leaders and equipped personnel, all that has completed such Training will be certified and authorized to perform responsibilities as deemed necessary to fulfil the goals and objectives of AUGPUSA in conjunction with **SOVEREIGN ANIYUNWIYA NATION** in accordance with each respective entity's aims and objectives. Such training will be in full compliance with all the 17 Sustainable Development Goals set forth by the UNITED NATIONS.*

AUGP-USA is an INTER-GOVERNMENTAL ORGANIZATION under the **UNITED NATIONS** and the **EUROPEAN UNION**. *United Nations registration number **UN-10478**.*

in witness where of the parties have hereunto interchangeably set their hands and seal at
Address: ███████████████████████████████
On November 15, 2021

On the one part:	***Founder & Chairman*** *His Eminence Most Rev.*	*Dr. Madhu Krishan*
For AUGPUSA	***Chief Governor*** *His Highness, Royal Duke Sir.*	*Dr. Kiwi Kalloo*
	Chief Administrator/Secretary *Her Excellency*	*Dr. Anisa Budhan*
	Governor General *His Excellency Rev.*	*Dr. Joseph La Mothe*
	Ambassador at Large *His Excellency*	*Dr. Damian Ramesar*
	Bishop/Intl Governor *His Excellency Rev.*	*Dr. David Olivencia*
	Royal Chief Ambassador *Her Royal Majesty.*	*Dr. Uba Iwunwa*

On the other part: **Chief:** *M Meskwaki "Black Wolf" Yavapai El*
For TRIBAL NATION   ***TRIBE NAME:*** *Sovereign Aniyunwiya Nation (Tribal Trust of Aniyunwiya Moors)*
     Chief: *Clan Mother "Red Wolf" Terry Bey*
     TRIBE NAME: *Sovereign Aniyunwiya Nation (Tribal Trust of Aniyunwiya Moors)*
     Chief: *Clan Mother "Howling Scar-Wolf" Forbs El*
     TRIBE NAME: *Sovereign Aniyunwiya Nation & Lakota Nation*
     Chief: *Clan Mother Tiffany "Running Wolf" Ellis Bey*
     TRIBE NAME: *Sovereign Aniyunwiya Nation & Powhatan Indians*
     Chief: *Noble "Night Wolf" Thornton Bey*
     TRIBE NAME: *Sovereign Aniyunwiya Nation*

    

Academy of Universal Global Peace USA

141 Bucks Mill Road, Colts Neck, NJ 07722 Web: www.augpusa.org www.unugp.education

SIGNATURES ON PAGE 7

This space is left blank on purpose.

In the presence of:

Founder & Chairman
His Eminence *Most Rev. Dr. Madhu Krishan*
For and on behalf of AUGPUSA
_____

Chief Governor
His Highness, *Royal Duke Sir. Dr. Kiwi Kalloo*
For and on behalf of AUGPUSA
_____

Bishop/International Governor
His Excellency *Rev. Dr. Joseph La Mothe*
For and on behalf of AUGPUSA
_____

Tribal Nation Sovereign Aniyunwiya Nation
His Majesty / *Clan Mother "Red Wolf" Terry Bey*
For and on behalf of the Tribal Nation
_____

Tribal Nation Sovereign Aniyunwiya Nation
His Excellency *Chief M Meskwaki Yavapai El*
For and on behalf of the Tribal Nation
_____

END OF DOCUMENT

AUGP-USA _____   7   NATION _____